SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                     RYANAIR ANNOUNCES 20th BASE IN BRISTOL

                  13 NEW ROUTES - 2 AIRCRAFT, $140M INVESTMENT

  BRATISLAVA, BUDAPEST, DERRY, DINARD, KATOWICE, KNOCK, MILAN, PORTO, POZNAN,
                        RIGA, RZESZOW, SALZBURG, WROCLAW


Ryanair, Europe's largest low fares airline today (Thursday, 24th May 2007) announced its 20th European base in Bristol. From November, Ryanair will invest $140m in two new Boeing 737-800 aircraft, which will operate 16 routes to / from Bristol delivering over 1m passengers in 2008 and doubling to 2m passengers in 2009.

Announcing Ryanair's 20th base, Michael O'Leary, Ryanair's CEO said:

      "Ryanair's base will deliver a fivefold increase in our passenger numbers at Bristol and will transform air travel in the South West by allowing even more passengers to enjoy Bristol and Europe's lowest fares guaranteed. This investment will deliver passenger savings of over GBP30m p.a. compared to Easyjet's high fares while generating a visitor spend of GBP250m, which will sustain 2,000 jobs in the region.

      "To celebrate Ryanair is offering 100,000 seats from Bristol for GBP10, including taxes and charges for one week only on www.ryanair.com. This is half the price of Easyjet's latest attempt to reduce their high fares and we urge passengers to book immediately as demand for Ryanair's lowest fares guaranteed will be very strong".

Route                      Starts             Frequency

Bratislava                 Nov                3 weekly
Budapest                   Nov                4 weekly
Derry                      Nov                Daily
Dinard                     Nov                3 weekly
Katowice                   Nov                3 weekly
Knock                      Nov                4 weekly
Milan                      Nov                Daily
Porto                      Nov                3 weekly
Poznan                     Nov                3 weekly
Riga                       Nov                3 weekly
Rzeszow                    Nov                2 weekly
Salzburg                   Dec                2 weekly
Wroclaw                    Nov                4 weekly



Ends.                             Thursday, 24th May 2007

Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 May 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director